EXHIBIT 5



   December 29, 1995


   Rentrak Corporation
   7227 N.E. 55th Avenue
   Portland, OR 97218

   Re: Legality of 878,000 Shares of Common Stock to be registered on Form S-3 Registration Statement

   Dear Sirs:

   We have been requested by you to render this opinion in connection with the proposed registration of 878,000 shares of common stock, par value $.001 per share, pursuant to a registration statement on Form S-3 (the
    Registration Statement ) to be filed with the Securities and Exchange Commission on or about December 29, 1995.

   We have reviewed the Articles of Incorporation of Rentrak Corporation, as amended, and the resolutions of the Board of Directors of Rentrak Corporation authorizing the Supercenter Agreement (as that term is defined in the Registration Statement). We have also reviewed such other documents, corporate records, and other instruments as we have deemed necessary for purposes of this opinion. As to matters of fact which have not been independently established, we have relied on representations of officers of the Company.

   Based on such review, we are of the opinion that under the corporate laws of Oregon, the 878,000 currently outstanding shares of the Company's common stock being registered are validly issued, fully paid and non-assessable shares of common stock.

   We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading Legal Matters in the Registration Statement and related Prospectus relating to an offering of common stock, par value $.001 per share, of Rentrak Corporation, by certain selling shareholders.

   Sincerely,



   Garvey, Schubert & Barer

   82440/30086.00717